Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 5 DATED DECEMBER 21, 2020
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 24, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on September 28, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, AP98 (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which is the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. The AP98 Property was built in 2020 and is approximately 98% occupied as of closing. The closing of both the initial AP98 Investment and the AP98 Property occurred concurrently.

The AP98 Investment was partially financed with a $10,000,000 unsecured loan obtained from an affiliate of our sponsor, with a one year initial term and an interest rate of 3.50% per annum, with interest accruing to maturity.  The remaining portion of the AP98 Investment was funded with proceeds from our offering. The loan is expected to be repaid with proceeds from our offering, which we continue to raise on an ongoing basis.

The AP98 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the AP98 Investment (the “AP98 Operative Agreements”), we have full authority for the management of the AP98 Controlled Subsidiary, including the AP98 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the AP98 Investment, paid directly by the AP98 Controlled Subsidiary.

The AP98 Property was acquired for a purchase price of approximately $32,277,000, which includes closing costs and the acquisition fee of approximately $635,000. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the AP98 Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the AP98 Property. There can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the AP98 Property, though future financing has been assumed in the return projections below.

The Houston MSA continues to be one of the best performing for home rentals in the United States in terms of affordability and supply constraints. With increased demand from a growing population, we feel this well-located investment will provide attractive returns over our holding period.

               The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
AP98	4.6% - 10.0%	5.0%	3.0%	3.0%	4.5%	7-10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.